UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: January 10, 2005

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CAMTEK LTD.

   January 10, 2005

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Kenny Green
Tel: +972-4-604-8308	Noam Yellin	Gelbart-Kahana International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 646 201 9246
Mobile: +972-5-469-4902	Fax: +972 544 246720	Freephone: (US) 1 866 704 6710
mosheamit@camtek.co.il		kenny@gk-biz.com
ehud@gk-biz.com

CAMTEK LTD.‘S PARENT COMPANY CONSUMMATES PRIVATE OFFERING
TO ISRAELI INSTITUTIONAL INVESTORS, OF DEBENTURES AND
OPTIONS CONVERTIBLE OR EXERCISABLE INTO CAMTEK SHARES HELD BY IT

MIGDAL HAEMEK, Israel – January 10, 2005 – Camtek Ltd. (NASDAQ: CAMT), announced that Priortech Ltd., its parent company, raised today NIS 53.5 million (approximately $12.2 million) through a private offering to a limited number of Israeli institutional investors, of 2-5year non-traded debentures convertible into Camtek shares held by Priortech at a conversion price of $5.50 per share. Priortech will be able to force conversion of these debentures if the closing price of Camtek’s shares is over $8.25 for 30 consecutive trading days, or to redeem the debentures at any time at a premium. The transaction also includes options to purchase 791,800 additional Camtek shares held by Priortech at an exercise price of $6.25 per share, with a four year term.

Priortech Ltd., whose shares are traded on the Tel Aviv Stock Exchange, currently holds approximately 77.8% of Camtek’s outstanding shares. If all of the debentures and options included in the transaction are converted into, or exercised for, Camtek shares, Priortech’s holdings will be reduced to 66.6%, and it will receive additional proceeds of approximately $4.95 million from the exercise of the options. The investors hold a lien on a portion of Priortech’s Camtek shares reflecting 150% of the principle amount of their debentures. It is expected that Camtek will file a registration statement with the U.S. Securities and Exchange Commission permitting the resale to the public of any Camtek shares acquired by the investors as a result of the conversion of the debentures or exercise of the options.

Rafi Amit, Camtek’s CEO, commented: “As we previously announced, while this is essentially a Priortech deal, we believe that Priortech’s plans to potentially reduce its holdings in Camtek will be of benefit to Camtek. We believe that the increase in the liquidity of Camtek’s shares that may result from the conversion of the debentures and the exercise of the options, through the shift of up to 10.5% of Camtek’s equity from Priortech into the hands of Israeli institutional investors and ultimately into the hands of the broader public, will benefit both Camtek and its shareholders.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC. In particular, there can be no assurance that the investors will convert their debentures into Camtek shares or exercise their options to acquire Camtek shares from Priortech.

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